

Mail Stop 3720

November 7, 2006

VIA U.S. MAIL AND FAX (510) 933-7302
Mr. Bruce Horn
Chief Financial Officer
Oplink Communications Inc.
46335 Landing Parkway
Freemont, CA   94538

      Re: Oplink Communications Inc.
              Form 10-K for Fiscal Year Ended July 2, 2006
              Filed September 15, 2006
              File No. 0-31581

Dear Mr. Horn:

      We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forn 10-K for Fiscal Year Ended July 2, 2006

Note 1 – The Company
Stock Compensation
    Valuation Assumptions, page F-14

    1. We note that your stock valuation assumptions factor an expected volatility "based on the combination of historical volatility of the Company's common stock and the common stock of four of the Company's competitors." It is unclear to us why you would consider

the historical volatility of four of your competitors in your stock valuation since you appear to have established a stock price history after having gone public in 2000. Tell us how the historical volatility of your competitors impacted your expected volatility. Also, tell us how your current assumptions provide a basis for a reasonable fair value estimate of your stock.

Note 11 – Related Party Transactions, page F-33
Investor Rights Agreement, page F-33

2. Citing your basis in the accounting literature, tell us how the subject registration rights which survived the Company's initial public offering are accounted for in the financial statements and your consideration of EITF 00-19.

* * * *

As appropriate, please amend your Form 10-K and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director